SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 31 July 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Group")

Interim Results for 6 months ended 30 June 2015

31 July 2015

H1 2015 Key Highlights:

• Underlying profit of €743m, >100% increase over H1 2014
• Successfully developing customer relationships; Group new lending up 50% on H1 2014
• Continue to be largest lender to the Irish economy in H1 2015
• UK Mortgage business returned to growth; new lending of £1.3bn vs £0.6bn H1 2014
• Reduced defaulted loans by €1bn in H1 2015; now down >25% from peak level
• Increased total income by c.19%; NIM of 2.21% in H1 2015
• Increased CET1 fully loaded ratio by 180bps to 11.1%; Transitional CET 1 ratio of 15.9%
• Senior debt upgraded to Investment Grade by Moody's and Standard & Poor's
• On track to de-recognise the 2009 Preference Shares

Richie Boucher, Bank of Ireland Group CEO, commented:

"We have made further good progress against our strategic priorities during the first half of 2015, building on the momentum we have established in recent years. We have grown our new lending by 50% and we continue to be the largest lender to the Irish economy. We also generated capital at a significant pace and further improved our asset quality. Our progress is reflected in our financial performance and we have more than doubled our underlying profit before tax, compared to the same period last year.

We continue to be confident in the Group's prospects. The quality of our retail and commercial franchises, the benefits of our diversified business model, our robust capital and funding, our commercially disciplined approach, the stability of our team and our clarity of purpose all combine to give us sustainable competitive advantage. The strength and momentum in our businesses gives us confidence in our ability to continue to meet the needs of our customers and focus on our duty to responsibly deliver attractive and sustainable returns to our shareholders."

Ireland - Leading bank in a growing economy with a well structured market:
• #1 or #2 positions across all principal product lines
• Ireland's #1 business bank; >50% market share of new SME / Agri lending; new business volumes up >20% on H1 2014; benefitting from increased business confidence
• 18% growth in new mortgage lending versus H1 2014; successfully focusing on fixed rate products; low yielding tracker mortgages reduced by €0.7 billion
• 27% share of savings market;
• Ireland's only bancassurer - 23% share of life assurance market
• Ireland's #1 Corporate & Treasury Bank

International - Providing further attractive opportunities for growth:
• With our Post Office partner, a leading UK consumer bank with c.2.8m customers
• Growth supported by trusted "Post Office Money" brand and on-going network investment by Post Office
• Maintaining #1 position in consumer foreign exchange
• UK mortgage book now growing
• Northern Ireland operating performance continues to improve, following re-focus
• Announcement of new long term AA partnership complementary to Post Office partnership
• Strong performance from international acquisition finance business

Investing to enhance customer propositions and broaden distribution:
• FXPay - Online platform launched to support our Irish business FX customers
• Increased number of digitally active customers by >25% over past 12 months
• Life online - launched to enhance life assurance customer experience
• Thinkbusiness.ie - Dedicated e-portal launched to enhance Irish SME offering
• Business loans up to €100k can now be approved over the phone
• UK Post Office Money - Travel Money card winning new customers
• Market leading UK Mortgage platform launched initially for intermediaries

Key Financial Highlights:

Group Income Statement
• Underlying profit more than doubled to €743m in H1 2015
• Result includes €228m additional gains, primarily from careful management of liquid asset portfolio
• Pre-provision operating profit up 34%
• Increased total income by c.19%
• Net interest margin (annualised) of 2.21% (vs. 2.05% H1 2014)
• Decreased cost / income ratio to 50% (H1 2014: 55%)
• Impairment charge more than halved to 36bps
• All trading divisions contributing to strong financial performance

Group Balance Sheet and Capital
• Customer Loans €85bn
• Customer deposits - €79bn, funding > 90% of customer loans; predominantly retail sourced
• Wholesale funding - €15bn, of which Monetary Authority funding c.€1.5bn
• Strong liquidity ratios
o Net Stable Funding Ratio - 118%
o Liquidity Coverage Ratio - 101%
o Loan to Deposit Ratio - 108%
• Robust Capital Ratios
o Fully loaded CET 1 ratio (excluding 2009 Prefs) of 11.1%, up 180bps
o Transitional CET 1 ratio of 15.9%, up 110bps

Please click on the following link to view the full Interim Results 2015:

http://www.rns-pdf.londonstockexchange.com/rns/6740U_-2015-7-31.pdf

For further information log on to www.bankofireland.com/investor or contact:

Bank of Ireland

Andrew Keating                 Group Chief Financial Officer                           +353 (0)766 23 5141

Mark Spain                          Director of Group Investor Relations              +353 (0)766 23 4850

Pat Farrell                             Head of Group Communications                      +353 (0)766 23 4770

Notes to editors

Please refer to our forward looking statement and risk factors as disclosed in our Interim Report which can be found at www.bankofireland.com/investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 31 July 2015